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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) Or Section 13(E)(1)
Of The Securities Exchange Act Of 1934
FINAL AMENDMENT

SangStat Medical Corporation
(Name Of Subject Company (Issuer))

Genzyme Corporation
Swift Starboard Corporation
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Final Amendment on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") initially filed with the Securities and Exchange Commission on August 13, 2003 by Genzyme Corporation ("Genzyme") and Swift Starboard Corporation ("Swift"). The Tender Offer Statement relates to a tender offer (the "Offer") by Swift to purchase all the outstanding shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights (together, the "Shares"), of SangStat Medical Corporation ("SangStat") at a purchase price of $22.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2003 and in the related Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement. The Offer expired at 12:00 midnight (New York City time) on September 10, 2003.

ITEM 11.    ADDITIONAL INFORMATION

        On September 11, 2003, Genzyme announced in a press release that the Offer expired at 12:00 midnight (New York City time) on September 10, 2003. Based on information provided by the Depositary, as of September 15, 2003, 25,454,090 Shares were tendered and not withdrawn, which represents approximately 95% of all outstanding Shares. The Purchaser has accepted for payment the Shares that were validly tendered and not withdrawn.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: September 17, 2003	By:	/s/ MICHAEL S. WYZGA Michael S. Wyzga Executive Vice President, Finance and Chief Financial Officer

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ITEM 11. ADDITIONAL INFORMATION
SIGNATURES